UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934

Advanced BioEnergy, LLC

(Name of Issuer)

Membership Units

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

March 30, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-l (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1.	NAMES OF REPORTING PERSONS: Ethanol Capital Management, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 57-1205717

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	[ ]
(b)	[ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

5.	SOLE VOTING POWER	0
Number of
Shares
Beneficially	6.	SHARED VOTING POWER	2,377,697
Owned by
Each Reporting
Person With	7.	SOLE DISPOSITIVE POWER	0

8.	SHARED DISPOSITIVE POWER	2,377,697

9.	AGGREGRATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,377,697 Units*

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN	[ ]
SHARES (SEE INSTRUCTIONS)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.3%**

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

 * Of the 2,377,697 units reported in this Schedule 13G, 500,000 units are directly owned by Tennessee Ethanol Partners, L.P., of which Ethanol Capital Management, LLC (“ECM”) serves as the general partner and investment advisor and has voting and dispositive power.  The remaining 1,877,697 units consist of 724,157 units receivable upon conversion of a $10 million convertible note, plus 15% accrued but unpaid interest as of December 21, 2007 (“Note 1”) and 1,153,540 units receivable upon conversion of a $15,929,436 convertible note, plus 15% accrued but unpaid interest as of December 21, 2007 (“Note 2”), based on a conversion price of $16 per unit.  The conversion price is the lesser of $16 per unit or the price per unit which is equal to the lowest price per unit at which Advanced BioEnergy, LLC sells units during the period in which the Notes are outstanding.  Thus, the actual number of units received upon the conversion of the Notes may be different from the numbers reported on this Schedule 13G.  Moreover, interest continues to accrue at an annual rate of 15%; thus, Ethanol Investment Partners, LLC (“EIP”), as the holder of the Notes, is entitled to additional units upon conversion based upon such accrued interest.  ECM is the sole manager of EIP.  The LLC members in EIP consist of the following: Ethanol Capital Partners, L.P. Series E, Ethanol Capital Partners, L.P. Series H, Ethanol Capital Partners, L.P. Series I, Ethanol Capital Partners, L.P. Series J, Ethanol Capital Partners, L.P. Series L, Ethanol Capital Partners, L.P. Series M, Ethanol Capital Partners, L.P. Series N, Ethanol Capital Partners, L.P. Series O, Ethanol Capital Partners, L.P. Series P and Ethanol Capital Partners, L.P. Series Q (collectively, the “LLC Members”).  ECM is the general partner of and investment advisor to each LLC Member and has voting and dispositive power over each LLC Member’s assets.  Pursuant to the terms of Note 1 and Note 2, no fractional units will be issued upon conversion of the Notes.  Thus, all units receivable upon conversion have been reduced to the lowest whole number unit, and EIP, as the holder of the Notes, will be paid the fair market value of the excess fractional unit in cash.

** Based on 9,848,028 units of membership interest outstanding as of August 10, 2007, as reported by Advanced BioEnergy, LLC in its Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2007, plus the 1,877,697 units receivable upon the conversion of Note 1 and Note 2.

CUSIP No. N/A

1.	NAMES OF REPORTING PERSONS:	Scott Brittenham
I. R. S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)	[ ]
(b)	[ ]

3.	SEC USE ONLY

CITIZENSHIP OR PLACE OF ORGANIZATION United States

5.	SOLE VOTING POWER	0
Number of
Shares
Beneficially	6.	SHARED VOTING POWER	2,377,697
Owned by
Each Reporting
Person With	7.	SOLE DISPOSITIVE POWER	0

8.	SHARED DISPOSITIVE POWER	2,377,697

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,377,697 Units*

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN	[ ]
SHARES (SEE INSTRUCTIONS)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.3%**

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Of the 2,377,697 units reported in this Schedule 13G, 500,000 units are directly owned by Tennessee Ethanol Partners, L.P., of which Ethanol Capital Management, LLC (“ECM”) serves as the general partner and investment advisor and has voting and dispositive power.  The remaining 1,877,697 units consist of 724,157 units receivable upon conversion of a $10 million convertible note, plus 15% accrued but unpaid interest as of December 21, 2007 (“Note 1”) and 1,153,540 units receivable upon conversion of a $15,929,436 convertible note, plus 15% accrued but unpaid interest as of December 21, 2007 (“Note 2”), based on a conversion price of $16 per unit.  The conversion price is the lesser of $16 per unit or the price per unit which is equal to the lowest price per unit at which Advanced BioEnergy, LLC sells units during the period in which the Notes are outstanding.  Thus, the actual number of units received upon the conversion of the Notes may be different from the numbers reported on this Schedule 13G.  Moreover, interest continues to accrue at an annual rate of 15%; thus, Ethanol Investment Partners, LLC (“EIP”), as the holder of the Notes, is entitled to additional units upon conversion based upon such accrued interest.  ECM is the sole manager of EIP.  The LLC members in EIP consist of the following: Ethanol Capital Partners, L.P. Series E, Ethanol Capital Partners, L.P. Series H, Ethanol Capital Partners, L.P. Series I, Ethanol Capital Partners, L.P. Series J, Ethanol Capital Partners, L.P. Series L, Ethanol Capital Partners, L.P. Series M, Ethanol Capital Partners, L.P. Series N, Ethanol Capital Partners, L.P. Series O, Ethanol Capital Partners, L.P. Series P and Ethanol Capital Partners, L.P. Series Q (collectively, the “LLC Members”).  ECM is the general partner of and investment advisor to each LLC Member and has voting and dispositive power over each LLC Member’s assets.  Pursuant to the terms of Note 1 and Note 2, no fractional units will be issued upon conversion of the Notes.  Thus, all units receivable upon conversion have been reduced to the lowest whole number unit, and EIP, as the holder of the Notes, will be paid the fair market value of the excess fractional unit in cash.

** Based on 9,848,028 units of membership interest outstanding as of August 10, 2007, as reported by Advanced BioEnergy, LLC in its Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2007, plus the 1,877,697 units receivable upon the conversion of Note 1 and Note 2.

Item 1.
(a)	Name of Issuer:

Advanced BioEnergy, LLC

(b)	Address of Issuer’s Principal Executive Offices:

10201 Wayzata Boulevard, Suite 250
Hopkins, MN 55305

Item 2.
(a)	Name of Persons Filing:

This Schedule 13G is being filed on behalf of the following persons:

(i)	Ethanol Capital Mangement, LLC and
(ii)	Scott Brittenham

Attached as Exhibit A is a copy of the agreement among the foregoing persons that this Schedule 13G be filed on behalf of each of them.

Ethanol Capital Management, LLC (“ECM”) is the sole manager of Ethanol Investment Partners, LLC (“EIP”). EIP has the following members:

(i)	Ethanol Capital Partners, L.P., Series E ("ECP Series E")
(ii)	Ethanol Capital Partners, L.P., Series H (“ECP Series H”)
(iii)	Ethanol Capital Partners, L.P., Series I (“ECP Series I”)
(iv)	Ethanol Capital Partners, L.P., Series J (“ECP Series J”)
(v)	Ethanol Capital Partners, L.P., Series L (“ECP Series L”)
(vi)	Ethanol Capital Partners, L.P., Series M (“ECP Series M”)
(vii)	Ethanol Capital Partners, L.P., Series N (“ECP Series N”)
(viii)	Ethanol Capital Partners, L.P., Series O (“ECP Series O”)
(ix)	Ethanol Capital Partners, L.P., Series P (“ECP Series P”)
(x)	Ethanol Capital Partners, L.P., Series Q (“ECP Series Q”), (collectively the “LLC Members”)

ECM is the general partner and investment advisor to Tennessee Ethanol Partners, L.P. and each LLC Member and has the power to vote and dispose of the securities reported in this Schedule 13G.

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Ethanol Capital Management, LLC is Rockefeller Center, 7th Floor, 1230 Avenue of the Americas, New York, New York 10020.

(c)	Citizenship:

(i)	Ethanol Capital Mangement, LLC: a Delaware Limited Liability Company
(ii)	Scott Brittenham: United States
(iii)	EIP: a Delaware Limited Liability Company
(iv)	ECP Series E: a Delaware Limited Partnership
(v)	ECP Series H: a Delaware Limited Partnership
(vi)	ECP Series I: a Delaware Limited Partnership
(vii)	ECP Series J: a Delaware Limited Partnership
(viii)	ECP Series L: a Delaware Limited Partnership
(ix)	ECP Series M: a Delaware Limited Partnership
(x)	ECP Series N: a Delaware Limited Partnership
(xi)	ECP Series O: a Delaware Limited Partnership
(xii)	ECP Series P: a Delaware Limited Partnership
(xiii)	ECP Series Q: a Delaware Limited Partnership
(xiv)	Tennessee Ethanol Partners, L.P.: a Delaware Limited Partnership

(d)	Title of Class of Securities:

Membership Units

(e)	CUSIP Number:

Not applicable.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-l(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[X]An investment adviser in accordance with Rule l3d-1(b)(1)(ii)(E);
(f)	[ ]An employee benefit plan or endowment fund in accordance with Rule l3d-1(b)(l)(ii)(F);
(g)	[ ]A parent holding company or control person in accordance with Rule l3d-l(b)(1)(ii)(G);
(h)	[ ]A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,377,697*

(b)	Percent of class: 20.3%**

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,377,697*

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,377,697*

* Of the 2,377,697 units reported in this Schedule 13G, 500,000 units are directly owned by Tennessee Ethanol Partners, L.P., of which Ethanol Capital Management, LLC (“ECM”) serves as the general partner and investment advisor and has voting and dispositive power.  The remaining 1,877,697 units consist of 724,157 units receivable upon conversion of a $10 million convertible note, plus 15% accrued but unpaid interest as of December 21, 2007 (“Note 1”) and 1,153,540 units receivable upon conversion of a $15,929,436 convertible note, plus 15% accrued but unpaid interest as of December 21, 2007 (“Note 2”), based on a conversion price of $16 per unit.  The conversion price is the lesser of $16 per unit or the price per unit which is equal to the lowest price per unit at which Advanced BioEnergy, LLC sells units during the period in which the Notes are outstanding.  Thus, the actual number of units received upon the conversion of the Notes may be different from the numbers reported on this Schedule 13G.  Moreover, interest continues to accrue at an annual rate of 15%; thus, Ethanol Investment Partners, LLC (“EIP”), as the holder of the Notes, is entitled to additional units upon conversion based upon such accrued interest.  ECM is the sole manager of EIP.  The LLC members in EIP consist of the following: Ethanol Capital Partners, L.P. Series E, Ethanol Capital Partners, L.P. Series H, Ethanol Capital Partners, L.P. Series I, Ethanol Capital Partners, L.P. Series J, Ethanol Capital Partners, L.P. Series L, Ethanol Capital Partners, L.P. Series M, Ethanol Capital Partners, L.P. Series N, Ethanol Capital Partners, L.P. Series O, Ethanol Capital Partners, L.P. Series P and Ethanol Capital Partners, L.P. Series Q (collectively, the “LLC Members”).  ECM is the general partner of and investment advisor to each LLC Member and has voting and dispositive power over each LLC Member’s assets.  Of the 1,877,697 units receivable upon conversion of Note 1 and Note 2, the units are attributable to each LLC Member as follows: ECP Series E:  403,717 units; ECP Series H:  154,481 units; ECP Series I:  170,177 units; ECP Series J:  74,787 units; ECP Series L:  78,571 units; ECP Series M:  53,601 units; ECP Series N:  277,672 units; ECP Series O:  240,782 units; ECP Series P:  176,173 units; and ECP Series Q:  247,735 units.  Pursuant to the terms of Note 1 and Note 2, no fractional units will be issued upon conversion of the Notes.  Thus, all units receivable upon conversion have been reduced to the lowest whole number unit, and EIP, as the holder of the Notes, will be paid the fair market value of the excess fractional unit in cash.

** Based on 9,848,028 units of membership interest outstanding as of August 10, 2007, as reported by Advanced BioEnergy, LLC in its Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2007, plus the 1,877,697 units receivable upon the conversion of Note 1 and Note 2.

ECP Series E, H, I, J, L, M, N, O, P and Q own membership interests in EIP.  The percentage ownership of each LLC Member in EIP is as follows: ECP Series E owns 21.501%; ECP Series H owns 8.228%; ECP Series I owns 9.063%; ECP Series J owns 3.983%; ECP Series L owns 4.184%; ECP Series M owns 2.854%; ECP Series N owns 14.788%; ECP Series O owns 12.823%; ECP Series P owns 9.382%; and Series Q owns 13.194%.  Scott Brittenham is the President of ECM and may therefore be deemed to be the beneficial owner of such units.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Not applicable.

Instruction                      Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Of the 2,377,697 units reported in this Schedule 13G, 500,000 units are directly owned by Tennessee Ethanol Partners, L.P., of which ECM serves as the general partner and investment advisor and has voting and dispositive power.  The remaining 1,877,697 units consist of 724,157 units receivable upon conversion of a $10 million convertible note, plus 15% accrued but unpaid interest as of December 21, 2007 (“Note 1”) and 1,153,540 units receivable upon conversion of a $15,929,436 convertible note, plus 15% accrued but unpaid interest as of December 21, 2007 (“Note 2”), based on a conversion price of $16 per unit.  The conversion price is the lesser of $16 per unit or the price per unit which is equal to the lowest price per unit at which Advanced BioEnergy, LLC sells units during the period in which the Notes are outstanding.  Thus, the actual number of units received upon the conversion of the Notes may be different from the numbers reported on this Schedule 13G.  Moreover, interest continues to accrue at an annual rate of 15%; thus, EIP, as the holder of the Notes, is entitled to additional units upon conversion based upon such accrued interest.  Pursuant to the terms of the Notes, no fractional units will be issued upon conversion of the Notes.  Thus, all units receivable upon conversion have been reduced to the lowest whole number unit, and EIP, as the holder of the convertible Notes, will be paid the fair market value of the excess fractional unit in cash.

Note 1 and Note 2 are held by EIP, of which ECM is the sole manager.  The LLC members in EIP consist of the following: ECP Series E, ECP Series H, ECP Series I, ECP Series J, ECP Series L, ECP Series M, ECP Series N, ECP Series O, ECP Series P and ECP Series Q (collectively, the “LLC Members”).  ECM is the general partner of and investment advisor to each LLC Member and has voting and dispositive power over each LLC Member’s assets.  Scott Brittenham is the President of ECM and may therefore be deemed to be the beneficial owner of such units.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-l(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-l(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-l(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-l(c) or Rule 13d-l(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 2007
Date

ETHANOL CAPITAL MANAGEMENT, LLC

By:	/s/ Scott Brittenham
Name:	Scott Brittenham
Title:	President

Exhibit A

Joint Filing Agreement

The undersigned hereby agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of membership units of Advanced BioEnergy, LLC and any subsequent amendments hereto.

Date:	December 21, 2007

ETHANOL CAPITAL MANAGEMENT, LLC

By:	/s/ Scott Brittenham
Name:	Scott Brittenham
Title:	President

SCOTT BRITTENHAM

By:	/s/ Scott Brittenham